Coastal Banking Company, Inc.

August 5, 2005

Via Edgar

Paul Cline

Senior Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Coastal Banking Company, Inc.
Amendment to Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 000-28333

Dear Mr. Cline:

On behalf of Coastal Banking Company, Inc. (the “Company”), the undersigned is hereby transmitting this Amendment to the Form 10-KSB filed on March 30, 2005.  This Amendment is in response to the Staff’s comment letter dated August 4, 2005.  The paragraphs below respond to the Staff’s numbered comments.

General

1.                                       We note the amendment filed in response to our prior comment; however, it does not comply with Rule 12b-15 of the Exchange Act Rules, which requires that amendments set forth the complete text of each item as amended.  Please revise to include Exhibit 13 in its entirety.

As of the date of this letter, the Company filed an amendment to its Form 10-KSB for the year ended December 31, 2004, which included Exhibit 13 in its entirety and contained a revised report of the independent registered public accounting firm that properly evidenced the signature of the accounting firm that issued the report on the financial statements.

In addition, on behalf of the Company, the undersigned hereby acknowledges that:

•                the Company is responsible for the accuracy of the disclosure in the filing;

•                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Coastal Banking Company, Inc.

By:	/s/ Randolph C. Kohn
Randolph C. Kohn
Chief Executive Officer